                         CONSENT SOLICITATION STATEMENT


                            SOLICITATION OF CONSENTS
                      BY SATELITES MEXICANOS, S.A. DE C.V.


                TO PROPOSED AMENDMENTS TO THE INDENTURE FOR ITS
                    10 1/8% SENIOR NOTES DUE NOVEMBER 1, 2004


                             (CUSIP NO. 803895AB7)
                            (ISIN NO. US803895AB77)


        Satelites Mexicanos, S.A. de C.V. (the "Company") hereby solicits (the "Solicitation") consents (the "Consents") to proposed amendments (the "Proposed Amendments") to the Indenture (the "Indenture"), dated as of February 2, 1998, pursuant to which the Notes were issued. The Company is seeking Consents from all holders of Notes of record at 5:00 p.m. New York City time on November 1, 2002 (such holders collectively, the "Holders", and such date and time, including as such record date may be changed from time to time, the "Record Date") in accordance with the terms of the Indenture. The Consent and the Proposed Amendments are more fully described in this Consent Solicitation Statement (the "Consent Solicitation Statement"). The delivery of a Consent will not affect a Holder's right to receive 100% of the principal amount of the Notes at maturity on November 1, 2004, or any other rights of a Holder under the Notes except as specifically set forth in the Proposed Amendments. At the date hereof, US$320 million principal amount of the Notes are outstanding. None of the Notes are owned by the Company or, to its knowledge, any of its affiliates.

        In addition to soliciting the Consents, the Company is soliciting from the holders of its Senior Secured Floating Rate Notes due 2004 (the "Floating Rate Notes") and the lenders under its revolving credit facility (the "Credit Facility") waivers of the provisions contained in the agreements governing those debt obligations that obligate the Company not to amend the terms of the Notes. If the Company does not receive waivers from the requisite holders of the Floating Rate Notes and the requisite lenders under the Credit Facility, the Proposed Amendments will not become effective.


--------------------------------------------------------------------------------
THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, NOVEMBER 25, 2002 (THE "EXPIRATION DATE") UNLESS EXTENDED, IN WHICH EVENT THE TERM "EXPIRATION DATE" MEANS THE LATEST TIME AND DATE TO WHICH THE SOLICITATION IS SO EXTENDED. PLEASE CONTACT YOUR BROKER, DEALER, COMMERCIAL BANK, CUSTODIAN OR DTC PARTICIPANT TO CONFIRM THE DEADLINE FOR DELIVERY SO THAT YOUR INSTRUCTIONS MAY BE PROCESSED IN A TIMELY MANNER. IF YOUR COMPLETED INSTRUCTIONS ARE NOT RECEIVED IN A TIMELY MANNER, THE CONSENT WITH RESPECT TO YOUR NOTES WILL NOT BE VALID. CONSENTS MAY NOT BE REVOKED EXCEPT UNDER LIMITED CIRCUMSTANCES DESCRIBED HEREIN.
--------------------------------------------------------------------------------


                The Solicitation Agent for the Solicitation is:


                                  UBS WARBURG


November 4, 2002

                               TABLE OF CONTENTS


                                                                           Page
                                                                           ----


IMPORTANT INFORMATION...................................................... 1

AVAILABLE INFORMATION...................................................... 2

DOCUMENTS INCORPORATED BY REFERENCE........................................ 2

FORWARD-LOOKING INFORMATION................................................ 3

THE SOLICITATION........................................................... 4

The Company................................................................ 4
Background and Reasons for the Solicitation................................ 4
General.................................................................... 5
Expiration Date; Extensions................................................ 5
Revocability of Consents................................................... 5
Termination or Extension of the Solicitation............................... 5
Jurisdiction and Service of Process........................................ 6
Consent Procedures......................................................... 6
The Solicitation Agent, the Information Agent and the Tabulation Agent..... 7

THE PROPOSED AMENDMENTS.................................................... 8

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES............................... 11

Exhibit A - Proposed Form of Supplemental Indenture........................ A-1

                             IMPORTANT INFORMATION


        Only Holders of record as of the Record Date may execute Consents and such Consents will be binding on all subsequent transferees of the Notes with respect to which such Consents were given. If the Record Date is changed, only Holders as of the revised Record Date will be entitled to execute Consents.

        Questions relating to the terms of the Solicitation may be directed to UBS Warburg LLC (the "Solicitation Agent") at the address and telephone numbers set forth on the back cover of this Consent Solicitation Statement. Requests for assistance or additional copies of this Consent Solicitation Statement, the Letter of Consent and the Instruction Letter (as defined herein) may be directed to D.F. King & Co., Inc. (the "Information Agent") at the address and telephone numbers set forth on the back cover of this Consent Solicitation Statement.

        NONE OF THE COMPANY, THE SOLICITATION AGENT, THE INFORMATION AGENT OR THE TABULATION AGENT (AS DEFINED BELOW) MAKES ANY RECOMMENDATION IN CONNECTION WITH THE SOLICITATION. THE COMPANY HAS NOT RETAINED ANY REPRESENTATIVE TO ACT ON BEHALF OF THE HOLDERS OF THE NOTES IN CONNECTION WITH THE SOLICITATION OR TO PREPARE ANY REPORT AS TO THE FAIRNESS OF THE SOLICITATION'S TERMS.

        The Solicitation is being made upon the terms and subject to the conditions in this Consent Solicitation Statement and the accompanying Letter of Consent.

        Each Letter of Consent should be properly completed, duly executed and sent by fax (confirmed by physical delivery), hand delivery, mail or overnight courier to the Tabulation Agent at the address set forth on the back cover page of this Consent Solicitation Statement. No Letter of Consent should be sent to the Company, the Solicitation Agent or the Information Agent.

        HOLDERS OF NOTES SHOULD NOT TENDER OR DELIVER NOTES AT ANY TIME.

        The Company reserves the right (i) to terminate or amend, waive or modify any of the terms of the Solicitation at any time on or prior to the Expiration Date and for any reason by giving notice to the Tabulation Agent and
(ii) not to extend the Solicitation beyond the original Expiration Date or any date to which the Solicitation has been previously extended. If the Company makes a material change in the terms of the Solicitation or in the information concerning the Solicitation or if it waives a material condition to the Solicitation, the Company will disclose such change or waiver in a public announcement and, if required by applicable law, disseminate additional Solicitation materials. Without limiting the manner in which the Company may choose to make any public announcements, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service. If the Solicitation is amended in a manner that (a) decreases the aggregate principal amount of Notes with respect to which Consents are being solicited, (b) makes such other change to the terms of the Solicitation that is determined by the Company, in its sole discretion, to be adverse to the Holders, or (c) otherwise requires the Consents to become revocable under applicable law, the Company promptly will disclose such amendment in a public announcement and will extend, unless theretofore terminated, the Solicitation for a period deemed by the Company to be adequate to permit Holders of the Notes to redeliver or revoke their Consents.

        THIS CONSENT SOLICITATION STATEMENT HAS NOT BEEN FILED WITH OR REVIEWED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CONSENT SOLICITATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. NO PERSON HAS BEEN AUTHORIZED BY THE COMPANY OR THE SOLICITATION AGENT TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE SOLICITATION OTHER THAN THOSE CONTAINED IN THIS CONSENT SOLICITATION STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS CONSENT SOLICITATION STATEMENT DOES NOT CONSTITUTE A SOLICITATION OF CONSENTS IN ANY JURISDICTION IN WHICH, OR TO OR

FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH SOLICITATION UNDER APPLICABLE SECURITIES OR "BLUE SKY" LAWS. THE DELIVERY OF THIS CONSENT SOLICITATION STATEMENT AT ANY TIME SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. IN ANY JURISDICTION WHERE THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE SOLICITATION TO BE MADE BY A LICENSED BROKER OR DEALER, THE SOLICITATION WILL BE DEEMED TO BE MADE ON BEHALF OF THE COMPANY BY THE SOLICITATION AGENT OR ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

        This Consent Solicitation Statement is solely for the purposes of the Solicitation. Neither the Solicitation nor the delivery of this Consent Solicitation Statement constitutes an offering of Notes or any other security of the Company or any purchase or sale of any securities, including, without limitation, the Notes.

                             AVAILABLE INFORMATION

        The Company currently is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information (including the documents incorporated by reference into this Consent Solicitation Statement may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address. This information is also available at the Commission's Web site at http://www.sec.gov. Please call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference facilities.

        Copies of the materials referred to in the preceding paragraph, as well as copies of any current amendment or supplement to the Solicitation, may also be obtained from the Information Agent at its address set forth on the back cover of this Consent Solicitation Statement.

                      DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with the Commission with respect to the Company are incorporated herein by reference and shall be deemed to be a part hereof:

        -       Annual Report on Form 20-F for the fiscal year ended December
                31, 2001;

        -       Report on Form 6-K dated May 14, 2002;

        -       Report on Form 6-K dated August 9, 2002; and

        - Report on Form 6-K relating to the Company's third quarter 2002 operating results to be filed in the near term.

        All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Consent Solicitation Statement and on or prior to the Expiration Date shall also be deemed to be incorporated in and made a part of this Consent Solicitation Statement by reference from the date of filing of such documents.


        Any statement contained herein or contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Consent Solicitation Statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

        The Information Agent will provide without charge to each person to whom this Consent Solicitation Statement is delivered upon the request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to the Information Agent at its address set forth on the back cover of this Consent Solicitation Statement.

                          FORWARD-LOOKING INFORMATION

        This Consent Solicitation Statement (including the information incorporated by reference) contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act, including statements regarding, among other things, the Company's financial performance and operating plans. These statements are based upon the current beliefs of the Company's management, as well as upon assumptions made by management based upon information currently available to it. The words "believe," "expect," "likely," "anticipate" and similar expressions identify some of these forward-looking statements. These statements are subject to various risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Should management's assumptions prove incorrect, actual results may vary materially and adversely from those anticipated or projected. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their respective dates. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        The following factors, as well as other factors described in this Consent Solicitation Statement and the documents that are incorporated in this Consent Solicitation Statement, could cause actual results to differ materially from the Company's forward-looking statements:

                -       Mexican, U.S. and global economic and social conditions;

                - partial or total failure of the Company's in-orbit satellites;

                -       the Company's reliance on certain customers;

                -       the Company's ability to compete in its industry;

                - the Company's ability to extend the near-term maturities of its debt, particularly the Notes;

                - the Company's ability to generate sufficient cash flow to meet its obligations;

                -       adverse changes in the satellite insurance market; and

                -       potential changes to Mexican laws and regulations.

                                THE SOLICITATION

THE COMPANY

        Satelites Mexicanos, S.A. de C.V. is a variable capital company organized and existing under the laws of the United Mexican States. For additional information concerning the Company, see the Company's annual report on Form 20-F for the year ended December 31, 2001 and the other documents referred to under "Documents Incorporated by Reference."

BACKGROUND AND REASONS FOR THE SOLICITATION

        The Company originally issued the Notes on February 2, 1998. At that time, the Company had insurance contracts in place, negotiated in 1997, that provided coverage for losses related to its satellites typical of coverages found in the industry. These policies included a multi-year policy covering losses on the Company's Solidaridad 2 satellite.

        World- and industry-wide events since 1997 have resulted in a significant decrease in the willingness of insurers to cover satellite-related risks in both the primary insurance and re-insurance markets on the same terms and conditions. Some of these events include large claims from satellite operators following satellite failures, including the failure of the Company's Solidaridad 1 satellite, and losses resulting from the September 11th tragedy (although this impact is lessening and is expected to decline further). Those insurers who continue to provide in-orbit insurance policies for the satellite industry are no longer willing on commercially reasonable terms: (i) to insure the Spacecraft Control Processor on BSS 601 satellites such as the Company's Solidaridad 2 satellite, (ii) to issue insurance with a 50% threshold for declaring a constructive total loss (the percentage of satellite communications capacity that must be lost before a claim for the full amount of insurance may be made), and (iii) to provide multi-year policies.

        The insurance policy covering the Company's Solidaridad 2 satellite expires on November 29, 2002. In the current insurance market, the Company will not be able to obtain renewal in-orbit insurance coverage on the same terms available when the Indenture was executed and the Notes were issued. As a result, the Company is seeking Consents to the Proposed Amendments in order to amend the insurance covenant set forth in Section 4.19 of the Indenture to (i) eliminate the requirement that future in-orbit insurance policies contain a 50% constructive total loss provision, and (ii) specify that in-orbit insurance as used in the Indenture refers to in-orbit insurance that, at the time it is procured, covers risks that are usually insured by similarly situated companies. If the Requisite Consents (as defined below) are not received, and the Proposed Amendments are not adopted, the Company will not be able to obtain the required insurance pursuant to the Indenture upon expiration of its current policy on November 29, 2002, and a default under the Indenture will occur.

        Section 9.2 of the Indenture provides that, in order to be implemented, the Proposed Amendments require the Consent of the Holders of a majority in aggregate principal amount of the outstanding Notes, excluding Notes owned by the Company or its affiliates (the "Requisite Consents"). In addition to soliciting the Consents, the Company is soliciting from the holders of its Floating Rate Notes and the lenders under its Credit Facility waivers of the provisions contained in the agreements governing those debt obligations that obligate the Company not to amend the terms of the Notes. If the Company does not receive waivers from the requisite holders of the Floating Rate Notes and the requisite lenders under the Credit Facility, the Proposed Amendments will not become effective. Promptly after the Expiration Date, if the Requisite Consents have been received, the Company intends to enter into a supplemental indenture with the Trustee (the "Supplemental Indenture"), which will amend the Indenture to give effect to the Proposed Amendments. The proposed form of Supplemental Indenture is attached as Exhibit A to this Consent Solicitation Statement. The Supplemental Indenture will not become effective unless and until the Company has received waivers from the requisite holders of the Floating Rate Notes and the requisite lenders under the Credit Facility.

GENERAL

        The Company is soliciting Consents from all Holders of the Notes of record on the Record Date. Consents must be properly completed, duly executed and delivered on or prior to the Expiration Date. Consents may not be revoked except under limited circumstances described under "--Revocability of Consents", below. The delivery of a Consent will not affect a Holder's right to receive 100% of the principal amount of the Notes at maturity, on November 1, 2004, or any other rights of a Holder under the Notes, except as specifically set forth in the Proposed Amendments.

        Only Holders of record as of the Record Date may execute Consents and, unless validly revoked by the Holder of record as of the Record Date at any time prior to the Expiration Date in the manner described herein, such Consents will be binding on all subsequent transferees of the Notes with respect to which such Consents were given. If the Record Date is changed, only Holders as of the revised Record Date will be entitled to execute Consents.

        The Solicitation may be terminated by the Company, in its sole discretion, at any time on or prior to the Expiration Date. If the Solicitation is terminated, all Consents shall be voided.

        The Consents are being solicited by the Company, which has retained UBS Warburg LLC as Solicitation Agent, and D.F. King & Co., Inc. as Information Agent to aid in the solicitation of Consents, including soliciting Consents from brokers, dealers, commercial banks, custodians and DTC Participants. All costs of the Solicitation will be borne by the Company.

EXPIRATION DATE; EXTENSIONS

        The Solicitation will expire at 5:00 p.m., New York City time, on Monday, November 25, 2002 (the "Expiration Date") unless extended, in which event the term "Expiration Date" means the latest time and date to which the Solicitation is so extended. The Company reserves the right to extend the Solicitation at any time and from time to time by giving oral (confirmed in writing) or written notice to the Tabulation Agent no later than 9:00 a.m., New York City time, on the next business day after the previously announced Expiration Date. Any such extension will be followed as promptly as reasonably practicable by notice thereof by press release or other public announcement. Such announcement or notice may state that the Company is extending the Solicitation for a specified period of time or on a daily basis. Failure of any Holder to receive such notice will not affect the extension of the Solicitation. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

REVOCABILITY OF CONSENTS

        Consents that are properly completed, duly executed and delivered may not be revoked. Consents will become revocable only if the terms of the Solicitation are amended such that the amendment (a) decreases the aggregate principal amount of Notes with respect to which Consents are being solicited,
(b) makes such other change to the Solicitation which, determined by the Company in its sole discretion, is adverse to the Holders or (c) otherwise requires the Consents to become revocable under applicable law.

TERMINATION OR EXTENSION OF THE SOLICITATION

        In the event that the Solicitation is terminated, the Consents will not be effective, whether or not a Holder has delivered a Consent on or prior to the Expiration Date.

        The Company expressly reserves the right for any reason (i) to terminate or amend, waive or modify the terms of the Solicitation (including to change the Record Date) at any time prior to the Expiration Date by giving oral (confirmed in writing) or written notice of such termination to the Tabulation Agent and (ii) to extend or not to extend the Solicitation beyond the Expiration Date. Any action by the Company under clause (i) above will be followed as promptly as practicable by notice thereof by press release or other public announcement or by written notice to the registered Holders of the Notes. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

JURISDICTION AND SERVICE OF PROCESS

        The Company has agreed to submit to the non-exclusive general jurisdiction of the courts of the State of New York sitting in the Borough of Manhattan, the courts of the United States of America for the Southern District of New York sitting in the Borough of Manhattan, and appellate courts from any thereof and that such courts shall have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes that may arise out of or in connection with this Solicitation.

        The Company has further agreed to maintain an agent for service of process in the Borough of Manhattan, New York City, State of New York, as follows: CT Corporation System, 111 Eighth Avenue, New York, New York 11011.

CONSENT PROCEDURES

        Only Holders (i.e., persons in whose name Notes are registered or their duly designated proxies) may execute and deliver a Consent. DTC is expected to grant an omnibus proxy authorizing DTC Participants to deliver a Consent. Accordingly, for the purposes of this Solicitation, the term "Holder" shall be deemed to mean DTC Participants who held Notes through DTC as of the Record Date. In order to cause a Consent to be given with respect to Notes held through DTC, such DTC Participant must complete and sign the Letter of Consent and mail or deliver it to the Tabulation Agent at its address or facsimile number set forth on the back cover page of this Consent Solicitation Statement pursuant to the procedures set forth herein and therein.

        A Beneficial Owner of an interest in Notes ("Beneficial Owner") held through a DTC Participant must complete and sign the Letter of Consent and deliver it to such DTC Participant in order to cause a Consent to be given by such DTC Participant with respect to such Notes.

        Giving a Consent will not affect a Holder's right to sell or transfer the Notes. All Consents received by the Tabulation Agent prior to the Expiration Date will be effective notwithstanding a record transfer of such Notes subsequent to the Record Date.

        HOLDERS WHO WISH TO CONSENT SHOULD MAIL, HAND DELIVER OR SEND BY OVERNIGHT COURIER OR FACSIMILE (CONFIRMED BY PHYSICAL DELIVERY) THEIR PROPERLY COMPLETED AND DULY EXECUTED LETTERS OF CONSENT TO THE TABULATION AGENT AT THE ADDRESS OR FACSIMILE NUMBER SET FORTH ON THE BACK COVER PAGE HEREOF AND ON THE LETTER OF CONSENT IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH HEREIN AND THEREIN. CONSENTS SHOULD BE DELIVERED TO THE TABULATION AGENT AND NOT TO THE COMPANY, THE SOLICITATION AGENT, THE INFORMATION AGENT OR THE TRUSTEE FOR THE NOTES.

        HOLDERS OF NOTES SHOULD NOT TENDER OR DELIVER NOTES AT ANY TIME.

        All Consents that are properly completed, signed and delivered to the Tabulation Agent prior to the Expiration Date will be given effect in accordance with the specifications thereof. Holders who desire to consent to the Proposed Amendments should complete, sign and date the Letter of Consent included herewith and mail, deliver, send by overnight courier or facsimile (confirmed by physical delivery) the signed Letter of

Consent to the Tabulation Agent at the address or facsimile number listed on the back cover page of this Consent Solicitation Statement and on the Letter of Consent, all in accordance with the instructions contained herein and therein.

        Consents by Holders who are DTC Participants must be executed in exactly the same manner as each such Holder's name is registered with DTC. If a Consent is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the Consent form appropriate evidence of authority to execute the Consent. In addition, if a Consent relates to less than the total principal amount of Notes which such Holder holds through DTC, the Holder must list the principal amount of Notes that such Holder holds through DTC to which the Consent relates. IF NO AGGREGATE PRINCIPAL AMOUNT OF THE NOTES AS TO WHICH A CONSENT IS DELIVERED IS SPECIFIED, BUT THE LETTER OF CONSENT IS OTHERWISE PROPERLY COMPLETED AND SIGNED, THE HOLDER WILL BE DEEMED TO HAVE CONSENTED TO THE PROPOSED AMENDMENTS WITH RESPECT TO THE ENTIRE AGGREGATE PRINCIPAL AMOUNT OF NOTES THAT SUCH HOLDER HOLDS THROUGH DTC.

        The registered ownership of a Note as of the Record Date shall be proved by the Trustee, as registrar of the Notes. The ownership of Notes held through DTC by DTC Participants shall be established by a DTC security position listing as part of the omnibus proxy provided by DTC as of the Record Date. All questions as to the validity, form and eligibility (including time of receipt) regarding the Consent procedures will be determined by the Company in its sole discretion, which determination will be conclusive and binding. The Company reserves the right to reject any or all Letters of Consent that are not in proper form or the acceptance of which could, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the right to waive any defects or irregularities in connection with deliveries of particular Letters of Consent or revocations thereof. Unless waived, any defects or irregularities in connection with deliveries of Letters of Consent must be cured within such time as the Company determines. None of the Company or any of its affiliates, the Solicitation Agent, the Information Agent, the Tabulation Agent or any other person shall be under any duty to give any notification of any such defects or irregularities or waiver, nor shall any of them incur any liability for failure to give such notification. Deliveries of Letters of Consent or revocations thereof will not be deemed to have been made until any irregularities of defects therein have been cured or waived. The Company's interpretation of the terms and conditions of the Solicitation shall be conclusive and binding. Consents shall be binding upon the successors, assigns, heirs and legal representatives of the persons delivering Consents and the Beneficial Owners of Notes relating thereto.

THE SOLICITATION AGENT, THE INFORMATION AGENT AND THE TABULATION AGENT

        The Company has retained UBS Warburg LLC as Solicitation Agent in connection with the Solicitation. The Solicitation Agent will solicit Consents and will receive customary fees and reimbursement for reasonable out-of-pocket expenses. The Company has agreed to indemnify the Solicitation Agent against certain liabilities and expenses in connection with the Solicitation. At any given time, the Solicitation Agent may trade the Notes for its own accounts, or for the accounts of its customers, and accordingly, may hold a long or short position in the Notes.

        The Company has retained D.F. King & Co., Inc. as Information Agent to assist in responding to questions or requests for assistance in filling out and delivering the Letters of Consent or Instruction Letters or for additional copies of this Consent Solicitation Statement, the Letter of Consent or the Instruction Letter. The Company will pay the Information Agent customary fees, reimburse it for certain expenses and indemnify it against certain liabilities.

        The Company has retained JP Morgan Chase Bank as Tabulation Agent to receive and examine Letters of Consent and tabulate the Consents delivered thereby. The Company has agreed to pay the Tabulation Agent customary fees and to indemnify the Tabulation Agent against certain liabilities.

        Requests for assistance in filling out and delivering Letters of Consent or Instruction Letters or for additional copies of this Consent Solicitation Statement, the Letter of Consent or the Instruction Letter may be directed to the Information Agent at the telephone numbers or address set forth on the back cover page of this Consent Solicitation Statement.

                            THE PROPOSED AMENDMENTS

        Section 4.19 of the Indenture currently provides the following (capitalized terms used but not defined have the meanings given thereto in the Indenture):


                "The Company shall maintain and shall cause each Restricted Subsidiary to maintain, in full force and effect (a) prior to commercial operation of the satellite that is to replace Morelos II (the "Replacement Satellite"), in-orbit insurance with respect to Solidaridad 1 and Solidaridad 2 in an amount at least equal to $50 million in excess of the replacement cost (including launch fees) with respect to each of Solidaridad 1 and Solidaridad 2, provided that for so long as Moody's maintains a credit rating of Loral of Baa3 or better or S&P maintains a credit rating of Loral of BBB- or better, the Company or any Restricted Subsidiary may self-insure a portion of such in-orbit insurance in an amount not to exceed $25 million with respect to each of Solidaridad 1 and Solidaridad 2 to the extent such self-insurance is fully and unconditionally Guaranteed by Loral; and provided, further, that neither the Company nor any Restricted Subsidiary shall be required to maintain such $50 million of insurance in excess of the replacement cost insurance to the extent the Company and its Restricted Subsidiaries are not required to maintain such $50 million of excess insurance pursuant to the Senior Secured Credit Facilities or the Senior Secured Floating Rate Notes and (b) at all times after commercial operation of the Replacement Satellite, with respect to Solidaridad 1 and Solidaridad 2, and at all times with respect to the Replacement Satellite and with respect to each replacement satellite therefor, in-orbit insurance in an amount at least equal to $25 million in excess of the replacement cost (including launch fees) with respect to each satellite (including Solidaridad 1, Solidaridad 2 and the Replacement Satellite); provided that for so long as Moody's maintains a credit rating of Loral of Baa3 or better or S&P maintains a credit rating of Loral of BBB- or better, the Company or any Restricted Subsidiary may self-insurance [sic] a portion of such in-orbit insurance in an amount not to exceed $25 million with respect to each satellite to the extent such self-insurance is fully and unconditionally Guaranteed by Loral; and provided, further, that neither the Company nor any Restricted Subsidiary shall be required to maintain such $25 million of insurance in excess of the replacement cost insurance to the extent the Company and its Restricted Subsidiaries are not required to maintain such $25 million of excess insurance pursuant to the Senior Secured Credit Facilities or the Senior Secured Floating Rate Notes. The in-orbit insurance required by this paragraph shall provide that if 50% or more of a satellite's initial capacity is lost, the full amount of insurance will become due and payable. All insurance required to be maintained hereunder shall be obtained from insurers that are customary in the satellite telecommunications industry.

                Within 30 days following any date on which the Company is required to obtain insurance pursuant to this Section 4.19, the Company shall deliver to a Trust Officer of the Trustee an insurance certificate certifying the amount of insurance then carried and in full force and effect, and an Officers' Certificate stating that such insurance, together with any other insurance maintained by the Company, complies with the Indenture. In addition, the Company shall cause to be delivered to the Trustee no less than once each year an insurance certificate setting forth the amount of insurance then carried, which insurance certificate shall entitle the Trustee to:


                (i)     notice of any claim under any such insurance policy, and


                (ii) at least 30 days' notice from the provider of such insurance prior to the cancellation of any such insurance.

                In the event that the Company (or any Guarantor) receives proceeds from insurance relating to any satellite, the Company (or any Guarantor) may use a portion of such proceeds to repay any vendor or third-party purchase money financing pertaining to such satellite that is required to be repaid by reason of the loss giving rise to such insurance proceeds. The Company (or any Guarantor) may use the remainder of such proceeds to develop, construct, launch and insure a replacement satellite (including components for a related ground spare) if such replacement satellite is of comparable or superior technological capability as compared with the satellite being replaced and has at least as much transmission capacity as the satellite being replaced; provided the Company delivers to the Trustee an Officers' Certificate certifying that such replacement satellite is scheduled to be launched within 24 months of the receipt of such proceeds. Any such proceeds not used as permitted by this paragraph shall be applied, within 90 days after the expiration of such 24 month period or such earlier date that the Company notifies the Trustee that it does not intend to apply such proceeds as provided above, to permanently reduce Indebtedness of the Company under the Senior Secured Credit Facilities or the Senior Secured Floating Rate Notes, or shall constitute "Excess Proceeds" for purposes of Section 4.18."

        The following shows the additions and deletions made to Section 4.19 by the Proposed Amendments (additions are in bold type, deletions are shown stricken):

                "The Company shall maintain and shall cause each Restricted Subsidiary to maintain, in full force and effect, IN-ORBIT INSURANCE AGAINST AT LEAST SUCH RISKS AS ARE USUALLY INSURED AGAINST IN THE SAME GENERAL AREA BY COMPANIES ENGAGED IN THE SAME OR A SIMILAR BUSINESS (a) prior to commercial operation of the satellite that is to replace Morelos II (the "Replacement Satellite"), with respect to Solidaridad 1 and Solidaridad 2 in an amount at least equal to $50 million in excess of the replacement cost (including launch fees) with respect to each of Solidaridad 1 and Solidaridad 2, provided that for so long as Moody's maintains a credit rating of Loral of Baa3 or better or S&P maintains a credit rating of Loral of BBB- or better, the Company or any Restricted Subsidiary may self-insure a portion of such in-orbit insurance in an amount not to exceed $25 million with respect to each of Solidaridad 1 and Solidaridad 2 to the extent such self-insurance is fully and unconditionally Guaranteed by Loral; and provided, further, that neither the Company nor any Restricted Subsidiary shall be required to maintain such $50 million of insurance in excess of the replacement cost insurance to the extent the Company and its Restricted Subsidiaries are not required to maintain such $50 million of excess insurance pursuant to the Senior Secured Credit Facilities or the Senior Secured Floating Rate Notes and (b) at all times after commercial operation of the Replacement Satellite, with respect to Solidaridad 1 and Solidaridad 2, and at all times with respect to the Replacement Satellite and with respect to each replacement satellite therefor, in an amount at least equal to $25 million in excess of the replacement cost (including launch fees) with respect to each satellite (including Solidaridad 1, Solidaridad 2 and the Replacement Satellite); provided that for so long as Moody's maintains a credit rating of Loral of Baa3 or better or S&P maintains a credit rating of Loral of BBB- or better, the Company or any Restricted Subsidiary may self-insurance a portion of such in-orbit insurance in an amount not to exceed $25 million with respect to each satellite to the extent such self-insurance is fully and unconditionally Guaranteed by Loral; and provided, further, that neither the Company nor any Restricted Subsidiary shall be required to maintain such $25 million of insurance in excess of the replacement cost insurance to the extent the Company and its Restricted Subsidiaries are not required to maintain such $25 million of excess insurance pursuant to the Senior Secured Credit Facilities or the Senior Secured Floating Rate Notes. All insurance required to be maintained hereunder shall be obtained from insurers that are customary in the satellite telecommunications industry.

                Within 30 days following any date on which the Company is required to obtain insurance pursuant to this Section 4.19, the Company shall deliver to a Trust Officer of the Trustee an insurance certificate certifying the amount of insurance then carried and in full force and effect, and an Officers'

        Certificate stating that such insurance, together with any other insurance maintained by the Company, complies with the Indenture. In addition, the Company shall cause to be delivered to the Trustee no less than once each year an insurance certificate setting forth the amount of insurance then carried, which insurance certificate shall entitle the Trustee to:

                (i)     notice of any claim under any such insurance policy, and

                (ii) at least 30 days' notice from the provider of such insurance prior to the cancellation of any such insurance.

                In the event that the Company (or any Guarantor) receives proceeds from insurance relating to any satellite, the Company (or any Guarantor) may use a portion of such proceeds to repay any vendor or third-party purchase money financing pertaining to such satellite that is required to be repaid by reason of the loss giving rise to such insurance proceeds. The Company (or any Guarantor) may use the remainder of such proceeds to develop, construct, launch and insure a replacement satellite (including components for a related ground spare) if such replacement satellite is of comparable or superior technological capability as compared with the satellite being replaced and has at least as much transmission capacity as the satellite being replaced; provided the Company delivers to the Trustee an Officers' Certificate certifying that such replacement satellite is scheduled to be launched within 24 months of the receipt of such proceeds. Any such proceeds not used as permitted by this paragraph shall be applied, within 90 days after the expiration of such 24 month period or such earlier date that the Company notifies the Trustee that it does not intend to apply such proceeds as provided above, to permanently reduce Indebtedness of the Company under the Senior Secured Credit Facilities or the Senior Secured Floating Rate Notes, or shall constitute "Excess Proceeds" for purposes of Section 4.18."

        The principal effects of the Proposed Amendments will be to (i) eliminate the requirement that future in-orbit insurance policies contain a 50% constructive total loss provision, and (ii) specify that in-orbit insurance as used in the Indenture refers to in-orbit insurance that, at the time it is procured, covers risks that are usually insured by similarly situated companies. If the Requisite Consents (as defined in the Consent Solicitation Statement) are not received, and the Proposed Amendments are not adopted, the Company will not be able to obtain the required insurance pursuant to the Indenture upon expiration of its current policy on November 29, 2002, and a default under the Indenture will occur. If the Proposed Amendments become effective, they will be binding on all Holders of the Notes, whether or not such Holders provided a Consent. In addition to soliciting the Consents, the Company is soliciting from the holders of the Floating Rate Notes and the lenders under the Credit Facility waivers of the provisions contained in the agreements governing those debt obligations that obligate the Company not to amend the terms of the Notes. If the Company does not receive waivers from the requisite holders of the Floating Rate Notes and the requisite lenders under the Credit Facility, the Proposed Amendments will not become effective.

        In order to be adopted, the Proposed Amendments require the Consent of the Holders of a majority in aggregate principal amount of the outstanding Notes, excluding Notes held by the Company or its affiliates. Promptly after the Expiration Date, if the Requisite Consents have been received, the Company intends to enter into the Supplemental Indenture with the Trustee. The Supplemental Indenture will not become effective unless and until the Company has received the requisite waivers from the holders of the Floating Rate Notes and the requisite lenders under the Credit Facility.

                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a general summary of certain United States ("U.S.") federal income tax consequences applicable to U.S. Holders (as defined below) of Notes as a result of the Solicitation and the adoption of the Proposed Amendments and is included herein for general information only. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder, published rulings and court decisions as in effect on the date hereof. This discussion deals only with Notes held as capital assets, and not with special classes of holders, such as dealers in securities or commodities, holders who elect to mark to market, banks, tax exempt organizations, life insurance companies and taxpayers with a functional currency other than the U.S. dollar. The discussion does not address state, local or foreign tax consequences of the adoption of the Proposed Amendments and holders should consult their own tax advisors about the consequences to them in light of their particular circumstances under the laws of any taxing jurisdiction that may be applicable. No ruling has been or will be requested from the Internal Revenue Service (the "IRS") regarding the U.S. federal tax consequences of the Solicitation and the adoption of the Proposed Amendments and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. For purposes of the discussion herein, a "U.S. Holder" means a beneficial holder of a Note that is for U.S. federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or partnership created under the laws of the United States or of any political subdivision thereof, (c) any estate the income of which is subject to U.S. federal income tax regardless of its source, or (d) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        Under general principles of U.S. federal income tax law, the modification of a debt instrument creates a deemed exchange upon which gain or loss is realized (a "Deemed Exchange") if such modification is a "significant modification" within the meaning of the applicable Treasury Regulations promulgated pursuant to Section 1001 of the Code. The Treasury Regulations provide rules for determining whether modifications to a debt instrument are "significant" and result in a Deemed Exchange of an "original" debt instrument for a "new" debt instrument (which may, in turn, result in the recognition of gain or loss by a Holder, including original issue discount on the "new" debt instrument). A modification of a debt instrument that is not a significant modification does not create a Deemed Exchange.

        Although the issue is not free from doubt, the adoption of the Proposed Amendments should not constitute a "significant modification" of the Notes for U.S. federal income tax purposes. It should be noted that there is no authority directly on point that discusses the tax consequences of the adoption of the Proposed Amendments, and the IRS or a court could seek to impose different tax consequences on U.S. Holders as compared with the tax consequences discussed herein.

        U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE CONSENT, IN PARTICULAR THE CONSEQUENCES IF THE CONSENT WERE TO CONSTITUTE A DEEMED EXCHANGE OF THE NOTES FOR NEW NOTES.

                                                                       EXHIBIT A


                    PROPOSED FORM OF SUPPLEMENTAL INDENTURE


   -------------------------------------------------------------------------

                       SATELITES MEXICANOS, S.A. DE C.V.

                                   AS ISSUER,

                                      AND

                              THE BANK OF NEW YORK

                                   AS TRUSTEE

                         ------------------------------


                             SUPPLEMENTAL INDENTURE

                          DATED AS OF __________, 2002


                         ------------------------------


                          10 1/8% SENIOR NOTES DUE 2004


    ------------------------------------------------------------------------

        This SUPPLEMENTAL INDENTURE (the "Supplemental Indenture"), is dated as of ________, 2002, by and between SATELITES MEXICANOS, S.A. de C.V., a corporation duly organized and existing under the laws of the United Mexican States (the "Company"), and THE BANK OF NEW YORK, a New York banking corporation, as Trustee (the "Trustee") and Principal Paying Agent.

                              W I T N E S S E T H:

        WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture dated as of February 2, 1998 (the "Indenture"), pursuant to which the Company has issued $320 million principal amount of its 10 1/8% Senior Notes due 2004 (the "Securities");

        WHEREAS, Section 9.2 of the Indenture provides that modifications and amendments to the Indenture may be made and one or more indentures supplemental to the Indenture entered into by the Company and the Trustee with the consent of the holders (the "Holders") of not less than a majority in aggregate principal amount of the outstanding Securities, except for certain specific events which require the consent of all Holders of the Securities;

        WHEREAS, the Company undertook a consent solicitation (the "Solicitation") pursuant to a Consent Solicitation Statement dated November 4, 2002, requesting that the Holders give their written consent to implement the amendments to the Indenture set forth in this Supplemental Indenture (the "Amendments");

        WHEREAS, the Company has received through the Solicitation the valid consents of the Holders of at least a majority in aggregate principal amount outstanding of the Securities consenting to the substance of the Amendments set forth in this Supplemental Indenture;

        WHEREAS, all conditions and requirements necessary to make this Supplemental Indenture a valid, binding, and legal instrument in accordance with the terms of the Indenture have been performed and fulfilled and the execution and delivery hereof have been in all respects duly authorized; and

        WHEREAS, the amendments effected by this Supplemental Indenture will not become operative unless and until the conditions set forth in Article Three are satisfied;

        NOW, THEREFORE, for and in consideration of the premises and the mutual covenants contained herein and in the Indenture and for other good and valuable consideration, the receipt and sufficiency of which are herein acknowledged, the Company and the Trustee hereby agree for the equal and ratable benefit of all holders of the Notes as follows:

                                  ARTICLE ONE
                                  DEFINITIONS

        The use of terms and expressions herein is in accordance with the definitions, uses and constructions contained in the Indenture.

                                  ARTICLE TWO
                                   AMENDMENTS

        SECTION 2.1 INDENTURE AMENDMENTS. The Indenture is hereby amended by amending and restating Section 4.19 of the Indenture in its entirety to read as follows:

                "The Company shall maintain and shall cause each Restricted Subsidiary to maintain, in full force and effect, in-orbit insurance against at least such risks as are usually insured against in the same general area by companies engaged in the same or a similar business (a) prior to commercial operation of the satellite that is to replace Morelos II (the "Replacement Satellite"), with respect to Solidaridad 1 and Solidaridad 2 in an amount at least equal to $50 million in excess of the replacement cost (including launch fees) with respect to each of Solidaridad 1 and Solidaridad 2, provided that for so long as Moody's maintains a credit rating of Loral of Baa3 or better or S&P maintains a credit rating of Loral of BBB- or better, the Company or any Restricted Subsidiary may self-insure a portion of such in-orbit insurance in an amount not to exceed $25 million with respect to each of Solidaridad 1 and Solidaridad 2 to the extent such self-insurance is fully and unconditionally Guaranteed by Loral; and provided, further, that neither the Company nor any Restricted Subsidiary shall be required to maintain such $50 million of insurance in excess of the replacement cost insurance to the extent the Company and its Restricted Subsidiaries are not required to maintain such $50 million of excess insurance pursuant to the Senior Secured Credit Facilities or the Senior Secured Floating Rate Notes and (b) at all times after commercial operation of the Replacement Satellite, with respect to Solidaridad 1 and Solidaridad 2, and at all times with respect to the Replacement Satellite and with respect to each replacement satellite therefor, in an amount at least equal to $25 million in excess of the replacement cost (including launch fees) with respect to each satellite (including Solidaridad 1, Solidaridad 2 and the Replacement Satellite); provided that for so long as Moody's maintains a credit rating of Loral of Baa3 or better or S&P maintains a credit rating of Loral of BBB- or better, the Company or any Restricted Subsidiary may self-insurance a portion of such in-orbit insurance in an amount not to exceed $25 million with respect to each satellite to the extent such self-insurance is fully and unconditionally Guaranteed by Loral; and provided, further, that neither the Company nor any Restricted Subsidiary shall be required to maintain such $25 million of insurance in excess of the replacement cost insurance to the extent the Company and its Restricted Subsidiaries are not required to maintain such $25 million of excess insurance pursuant to the Senior Secured Credit Facilities or the Senior Secured Floating Rate Notes. All insurance required to be maintained hereunder shall be obtained from insurers that are customary in the satellite telecommunications industry.

                Within 30 days following any date on which the Company is required to obtain insurance pursuant to this Section 4.19, the Company shall deliver to a Trust Officer of the Trustee an insurance certificate certifying the amount of insurance then carried and in full force and effect, and an Officers' Certificate stating that such insurance, together with any other insurance maintained by the Company, complies with the Indenture. In addition, the Company shall cause to be delivered to the Trustee no less than once each year an insurance certificate setting forth the amount of insurance then carried, which insurance certificate shall entitle the Trustee to:

                (i)     notice of any claim under any such insurance policy, and

                (ii) at least 30 days' notice from the provider of such insurance prior to the cancellation of any such insurance.

                In the event that the Company (or any Guarantor) receives proceeds from insurance relating to any satellite, the Company (or any Guarantor) may use a portion of such proceeds to repay any vendor or third-party purchase money financing pertaining to such satellite that is required to be repaid by reason of the loss giving rise to such insurance proceeds. The Company (or any Guarantor) may use the remainder of such proceeds to develop, construct, launch and insure a replacement satellite (including components for a related ground spare) if such replacement satellite is of comparable or superior technological capability as compared with the satellite being replaced and has at least as much transmission capacity as the satellite being replaced; provided the Company delivers to the Trustee an Officers' Certificate certifying that such replacement satellite is scheduled to be launched within 24 months of the receipt of such proceeds. Any such proceeds not used as permitted by this paragraph shall be applied, within 90 days after the expiration of such 24 month period or such earlier date that the Company notifies the Trustee that it does not intend to apply such proceeds as provided above, to permanently reduce Indebtedness of the Company under the Senior Secured Credit

        Facilities or the Senior Secured Floating Rate Notes, or shall constitute "Excess Proceeds" for purposes of Section 4.18."

        SECTION 2.2 MUTATIS MUTANDIS EFFECT. The Indenture, as supplemented, is hereby amended mutatis mutandis to reflect the addition or amendment of each of the defined terms incorporated in the Indenture pursuant to Section 2.1 above.

                                 ARTICLE THREE
                                 EFFECTIVENESS

        SECTION 3.1 CONDITIONS TO EFFECTIVENESS. The amendments effected by this Supplemental Indenture shall not become operative unless and until the following have occurred:

                (a) each of the parties hereto has executed and delivered this Supplemental Indenture;

                (b) the holders of the Senior Secured Floating Rate Notes have validly waived compliance by the Company with Section 4.24 of the indenture governing the Senior Secured Floating Rate Notes with respect to the execution of the Supplemental Indenture; and

                (c) the lenders under the Senior Secured Credit Facilities have validly waived compliance by the Company with Section 7.9 of the credit agreement forming part of the Senior Secured Credit Facilities with respect to the execution of the Supplemental Indenture.

                                  ARTICLE FOUR
                                 MISCELLANEOUS

        SECTION 4.1 EFFECT OF THE SUPPLEMENTAL INDENTURE. This Supplemental Indenture supplements the Indenture and shall be a part, and subject to all the terms, thereof. Except as expressly supplemented hereby, the Indenture and the Notes issued thereunder shall continue in full force and effect.

        SECTION 4.2 GOVERNING LAW. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, BUT WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW RULES.

        SECTION 4.3 TRUSTEE MAKES NO REPRESENTATION. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

        SECTION 4.4 EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction thereof.

        SECTION 4.5 COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them shall represent the same agreement.

        IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first stated above.


                                        SATELITES MEXICANOS, S.A. DE C.V.


                                By:
                                        ------------------------------------
                                        Name:
                                        Title:


                                        THE BANK OF NEW YORK, as Trustee


                                By:
                                        ------------------------------------
                                        Name:
                                        Title:

THE COMPANY URGES THE HOLDERS OF THE NOTES TO CONSULT WITH THEIR BROKER, FINANCIAL ADVISOR, LEGAL COUNSEL OR OTHER ADVISORS REGARDING THE TAX, LEGAL AND OTHER IMPLICATIONS OF THIS SOLICITATION.

  Any questions regarding the terms of the Solicitation may be directed to the
                              Solicitation Agent.

                The Solicitation Agent for the Solicitation is:


                                 UBS WARBURG LLC
                              677 Washington Blvd.
                           Stamford, Connecticut 06901


                    IN THE U.S. CALL COLLECT: (203) 719-8035


                                    CONTACT:
                                Raffaele Cimmino
                                 David Knutson


   Requests for assistance or additional copies of this Consent Solicitation Statement and the Letter of Consent may be directed to the Information Agent.


                 The Information Agent for the Solicitation is:


                             D.F. KING & CO., INC.
                           77 Water Street, 20th Floor
                            New York, New York 10005


                BANKS AND BROKERS, CALL COLLECT: (212) 269-5550
                   ALL OTHERS, CALL TOLL-FREE: (800) 714-3305


                          CONTACT: Edward T. McCarthy


                 The Tabulation Agent for the Solicitation is:


                              JP MORGAN CHASE BANK


           if by mail:             if by overnight courier:        if by hand delivery:


  4 New York Plaza, 13th Floor   4 New York Plaza, 13th Floor   4 New York Plaza, 13th Floor
    New York, New York 10004       New York, New York 10004       New York, New York 10004
   Attention: Corporate Trust      Attention: Victor Matis        Attention: Victor Matis
           Operations


   BY PHONE (FOR ELIGIBLE INSTITUTIONS ONLY): (212) 623-5136 / (212) 623-8286
                   BY FACSIMILE TRANSMISSION: (212) 623-8470


                                    CONTACT:
                                 William Potes
                                  Victor Matis